UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
____________________

Diversified Restaurant Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

25532M 10 5
(CUSIP Number)

Michael T. Raymond
Dickinson Wright, PLLC
2600 W. Big Beaver Rd., Suite 300
Troy, Michigan 48084-3312
248-433-7274
_____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2013 (See Introduction)
(Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25532M 10 5
1.	NAMES OF REPORTING PERSON T. Michael Ansley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	13,277,100 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	11,172,600 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,277,100 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	70.1%
14.	IN

Introduction

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by T. Michael Ansley (“Mr. Ansley” or the “Reporting Person”) with respect to the common stock, par value $0.0001 per share (“Common Stock”) of Diversified Restaurant Holdings, Inc. (the “Issuer”).

The Reporting Person previously entered into a voting agreement, dated January 31, 2013, with four other shareholders (collectively, the “Granting Shareholders”): Thomas D. Ansley, the father of the Reporting Person who currently owns 1,356,500 shares of Common Stock; Jason T. Curtis, the Chief Operating Officer of the Issuer who currently owns 900,000 shares of Common Stock; Steve Menker, the IT Director of the Issuer who currently owns 900,000 shares of Common Stock; and Mark Ansley, the brother of the Reporting Person who currently owns 748,000 shares of Common Stock.

On March 8, 2013, in order to consolidate voting authority among family members only and for voting expediency, this agreement was amended and restated to remove Jason T. Curtis and Steve Menker to allow them to vote their shares independently.  As a result, the Reporting Person’s beneficial ownership of Common Stock has decreased by 1,800,000 shares to a total of 13,277,100 shares of Common Stock.

Item 1.  Security and Issuer

No material change.

Item 2.  Identity and Background

No material change.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person’s beneficial ownership of Common Stock has decreased by 1,800,000 shares to a total of 13,277,100 shares.  This came about as the result of amending and restating the agreement, dated January 31, 2013, entered into by and among the Reporting Person and the Granting Shareholders to remove Jason T. Curtis and Steve Menker.

In order to consolidate voting authority among family members only and for voting expediency, Thomas D. Ansley and Mark Ansley (the “Remaining Shareholders”), the father and brother of the Reporting Person, respectively, entered into the amended and restated agreement granting the Reporting Person proxy authority to vote their shares in his sole discretion.  The relationship between the Remaining Shareholders and Mr. Ansley, including the terms under which such voting proxies may be rescinded or revoked, is governed by the amended and restated agreement set forth as Exhibit 1 to this Amendment No. 1.

Item 4.  Purpose of Transaction

No material change.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)
The Reporting Person is the deemed beneficial owner of the number of shares of Common Stock reflected in Column 1 of the table below next to his name.  This includes 11,113,600 shares currently owned directly by T. Michael Ansley, 9,000 shares indirectly owned as custodian for his children’s UGMA accounts, the beneficial ownership of which he disclaims, and options exercisable within 60 days of March 11, 2013 to purchase 50,000 shares at an exercise price of $2.50 per share.  Column 2 shows the percentage that such number of shares bears to 18,952,700, which is the total number of shares reflected as outstanding on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 23, 2012.

	Column 1 Number of Shares	Column 2 Percentage of Shares Outstanding
T. Michael Ansley	13,277,100	70.1%

(b)	The following table summarizes sole and share voting and dispositive power of the Reporting Person.

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
T. Michael Ansley	13,277,100	0	11,172,600	0

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Under the terms of the amended and restated agreement set forth as Exhibit 1 to this Amendment No. 1, Mr. Ansley was granted a voting proxy by the Remaining Shareholders that enables him to vote their shares in his complete discretion and as he deems appropriate.  The voting relationship is governed by the terms of the amended and restated agreement, which is to remain in effect for seven years or until the Issuer is dissolved and wound up, if this should occur sooner.  After seven years or dissolution, the agreement will be terminated.

Each voting proxy remains in effect until the amended and restated agreement is terminated.  The amended and restated agreement is terminated with respect to any shares of Common Stock that a Remaining Shareholder sells or transfers.  However, the amended and restated agreement and the voting proxies between Mr. Ansley and the Remaining Shareholders and the Issuer’s shares maintained by them would remain in effect.

Item 7.  Material to be Filed as Exhibits

Exhibit 1.	Amended and Restated Voting Agreement, dated March 8, 2013, by and among T. Michael Ansley, Thomas D. Ansley, and Mark Ansley.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ T. Michael Ansley	March 11, 2013
T. Michael Ansley